September 18, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Stacie Gorman, Esq.
          Office of Real Estate and Construction

Re:
HF Enterprises Inc.
Amendment No. 1 to Form S-1
Filed July 30, 2020
File No. 333-235693

Ladies and Gentlemen:

On behalf of HF Enterprises Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Amendment responds to the comments received from the staff of the SEC in its comment letter dated August 20, 2020, with respect to the Company’s Registration Statement on Form S-1 filed with the SEC on July 30, 2020, as discussed below, summarizes the revised terms of the proposed offering of common stock, and provides updated disclosures pertaining to the Company’s business operations and financial statements.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Comments and Responses

Form S-1/A filed July 30, 2020

Note 3. Summary of Significant Accounting Policies Sale of the Front Foot Benefit Assessments, page F-15

1.
Please revise to disclose the amount of revenue from the front foot benefit assessment that you have recognized from homeowners and sales of the collection rights to investors. Also, revise to clarify whether these assessments are subject to amendment by regulatory agencies. This comment also applies to the fiscal year financial statements.

Response: We have disclosed the amount of revenue from the front foot benefit assessment and clarified whether these assessment are subject to amendment by regulatory agencies in our interim and fiscal year financial statements' footnotes on pages F-15 and F-53 as follows:

The agreement with these FFB investors is not subject to amendment by regulatory agencies and thus our revenue from FFB assessment is not either. During the six months ended on June 30, 2020 and 2019, we recognized revenue in the amounts of $115,202 and $236,614 from FFB assessments, respectively. During the three months ended on June 30, 2020 and 2019, we recognized revenue in the amounts of $74,880 and $225,717 from FFB assessment, respectively. During the years ended on December 31, 2019 and 2018, we recognized revenue in the amounts of $548,457 and $413,595 from FFB assessments, respectively.

Note 17. Subsequent Events

Changes of Ownership Percentage of SeD Ltd, page F-34

2.
We note your disclosure that the Company’s ownership interest in SeD Ltd changed from 65.4% as of March 31, 2020 to 49.1% as of July 30, 2020. Please tell us how you will account for this loss of control over SeD Ltd and the guidance upon which you relied. Also, tell us whether SeD Ltd has outstanding warrants or other equity rights held by other parties that could further reduce your ownership interest in this entity if they were exercised. This comment also applies to the fiscal year financial statements.

Response: The Company’s ownership percentage of SED Ltd was less than 50% (in the amount of approximately 49.6% – 49.1%) from July 13, 2020 to August 20, 2020, for a total of 38 days. During this period, the Company did not have a majority financial interest in SeD Ltd but still retained a significant influence that was accounted for under the equity method in accordance with ASC322-10. The Company recognized a loss in accordance with ASC 810-10-40-5 and chose the fair value option to measure the investment at fair value. In the financial statements for the quarterly period ending September 30, 2020, and the financial statements for the fiscal year ending December 31, 2020, we intend to consolidate SeD Ltd as a subsidiary except for those 38 days in which our ownership percentage was below 50%.

 As of September 18, 2020, SeD Ltd has a total number of warrants outstanding to purchase 1,982,286,206 shares of SeD Ltd and options outstanding to purchase 1,061,333 shares. Among these warrants, the Company holds warrants to purchase 359,834,471 shares and Mr. Chan Heng Fai, the Company’s founder and CEO, holds warrants to purchase 1,590,925,000 shares, for a combined total of 1,950,759,471 (representing 98.4% of the total number of warrants outstanding). All of the options to purchase shares described above belong to Mr. Chan. In the immediate future, the Company intends to maintain its ownership in SeD Ltd at more than 50% by exercising additional warrants.

Planned Reorganization of Certain Biohealth Activities, page F-34

3.
Please tell us how you will account for the share exchange agreement with DSS relating to the reorganization of your Biohealth entities and the guidance upon which you relied.

Response: On April 27, 2020, Global BioMedical Pte Ltd (“GBM”), one of our subsidiaries, entered into a share exchange agreement with DSS BioHealth Security, Inc. (“DBHS”), a wholly owned subsidiary of Document Securities Systems Inc. (“DSS”), pursuant to which, DBHS agreed to acquire all of the outstanding capital stock of Impact BioMedical Inc., a wholly owned subsidiary of GBM, through a share exchange. It was agreed that the aggregate consideration to be issued to GBM for Impact BioMedical Inc. would be the following: (i) 483,334 newly issued shares of DSS common stock; and (ii) 46,868 newly issued shares of a new series of DSS perpetual convertible preferred stock with a stated value of $46,868,000 ($1,000 per share). The convertible preferred stock can be convertible into shares of DSS common stock at a conversion price of $6.48 of preferred stock stated value per share of common stock, subject to a 19.9% beneficial ownership conversion limitation (a so-called “blocker”) based on the total issued outstanding shares of common stock of DSS beneficially owned by GBM. Holders of the convertible preferred stock will have no voting rights, except as required by applicable law or regulation, and no dividends will accrue or be payable on the convertible preferred stock. The holders of convertible preferred stock will be entitled to a liquidation preference of $1,000 per share, and DSS will have the right to redeem all or any portion of the then outstanding shares of convertible preferred stock, pro rata among all holders, at a redemption price per share equal to such liquidation value per share.

Under ASU 2014-08, a disposal transaction meets the definition of a discontinued operation if all of the following criteria are met:

1.
The disposal group constitutes a component of an entity or a group of components of an entity.

2.
The component of an entity (or group of components of an entity) meets the held-for-sale classification criteria, is disposed of by sale, or is disposed of other than by sale (e.g., “by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff”).

3.
The disposal of a component of an entity (or group of components of an entity) “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”.

Impact BioMedical Inc. and its subsidiaries have financial reporting. The transaction is a disposal by sale and has a major effect on the Company’s financial results. Since it meets all of the test criteria set forth above, we have treated this disposal transaction as a discontinued operation in our financial statements.

On August 21, 2020, the transaction closed and Impact BioMedical Inc became a wholly owned subsidiary of DBHS. GBM received 483,334 shares of DSS common stock and 46,868 shares of DSS preferred stock, which preferred shares could be converted to 7,232,716 common shares (however, any conversion will be subject to the blocker GBM has agreed to, as described above). After this transaction, we hold 500,001 shares of the common stock of DSS, representing 9.7% of the outstanding common stock of DSS. Our CEO, Chan Heng Fai owns an additional 14.5% of the common stock of DSS (not including any common or preferred shares we hold) and is the executive chairman of the board of directors of DSS. The Company has elected the fair value option for the DSS common stock that would otherwise be accounted for under the equity method of accounting. ASC 820, Fair Value Measurement and Disclosures, defines the fair value of the financial assets. We value DSS common stock under level 1 category through quoted prices and preferred stock under level 2 category through the value of the common shares into which the preferred shares are convertible. The quoted price of DSS common stock was $6.95 as of August 21, 2020. The total fair value of DSS common and preferred stocks GBM received as consideration for the disposal of Impact BioMedical was $53,626,548. As of August 21, 2020, the net asset value of Impact BioMedical was $57,143. The difference of $53,569,405 was recorded as additional paid in capital. We did not recognize gain or loss from this transaction as it was a related party transaction.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944), or to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

cc: Michael Gershon